Valley Forge Life Insurance Company

Executive Office:          A Stock Company           Home Office:
CNA Plaza                                            401 Penn St.
Chicago, Illinois  60685                             Reading, Pennsylvania 19601


                           ADDITIONAL INSURANCE RIDER

This rider forms a part of the policy to which it is attached. It is issued in consideration of your application and premium paid.


BENEFIT

We will pay the Additional Insurance death benefit as soon as we receive due written proof of the Insured's death. The additional insurance death benefit will be the Additional Insurance specified amount shown in the Schedule less the excess, if any, of (1) over (2) or (3), where:

(1) is the cash value on the date of death times the applicable percentage of cash value shown on the Policy Schedule;

(2) is the specified amount, if Death Benefit Option 1 is shown on the Policy Schedule; and

(3) is the specified amount plus the cash value, if Death Benefit Option 2 is shown on the Policy Schedule.


PREMIUM

The premium for this rider is determined as (1) times (2) where:

(1)  is the Additional Insurance death benefit; and

(2)  is the monthly cost of insurance rate on the monthly date.

The monthly cost of insurance rate is based upon the sex, age nearest birthday and rate class of the Insured. We may charge less than, but not more than, the maximum guaranteed monthly cost of insurance rates shown in the Policy Schedule. The rate we will charge will be determined by us on each policy anniversary and will apply for the succeeding policy year.


CHANGE OF BENEFITS

The Additional Insurance face amount may be changed any time after this rider is one year old by written notice to us. The following conditions may apply to any change:

(1)  The Additional Insurance specified amount may not be less than $25,000.

(2)  Any increase requires proof of insurability satisfactory to us.

(3) Any change will become effective on the monthly date after we approve the change.

(4)  Changed benefits will be shown on a Supplemental Policy Schedule.


BENEFICIARY

Unless the owner gives us written notice, the beneficiary is the beneficiary of the base policy.


OWNERSHIP

The owner of this policy is the owner of this rider.


TERMINATION

This rider terminates:

(1)  when the owner gives written notice to terminate it; or

(2)  when the policy terminates; or

(3)  on the policy anniversary on or next following the Insured's 95th birthday.

This rider may be reinstated as part of the policy if the policy is reinstated.


GENERAL

All provisions of the policy not in conflict with this rider apply to this rider. If this rider is issued with the policy, its effective date is the policy date shown on the Policy Schedule. If this rider is issued after the policy date, or if coverage is increased, decreased or reinstated, its effective date is shown in a Supplemental Policy Schedule.


Signed for the Company at its Executive Office in Chicago, Illinois.


Chief Executive Officer                              Group Vice President